Höganäs

RECEIVED
2005 APR 25 P 12: 5
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Date/Datum: 14 April 2005
Your letter/Ihre Nachricht vom
Our ref./Unser Zeichen: CL/bh
Your ref./Ihr Zeichen

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)



Claes Lindqvist
President

PROCESSED
MAY 02 2005
THOMSON FINANCIAL



Encl. Interim Report January – March 2005

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ) | Org. No. 556005-0121 | Telephone/Telefon +46 42 33 80 00 | Telefax +46 42 33 83 60 | Telex 72368 HBADMS

File No. 82-3754

HÖGANÄS AB (publ) corporate ID no. 556005-0121

INTERIM REPORT JANUARY - MARCH 2005

Highlights

Net sales	1 095	MSEK	+5%
Income after tax	106	MSEK	-5%
Earnings per share	3.10	SEK	(3.30)
Income before tax	149	MSEK	-5%
Operating margin	14.8	%	(15.9)
Equity/assets ratio	48	%	42%
Operating income excl. SCM's copper operation	162	MSEK	+7%

GROUP

NET SALES

First quarter 2005

Höganäs' net sales were MSEK 1 095 in the first quarter, a 17% increase excluding SCM's copper operation, which was divested in the first half-year 2004. Currency effects resulting from a stronger Swedish krona exerted a 3.5% negative effect on turnover.

Volumes, excluding the copper operation, grew by 2% for the corresponding period. This low volume increase is partly due to some customers bringing forward deliveries in 2004 to mitigate the effects of increased surcharges at year-end.

Demand remained firm in Eastern Europe and South America, while progress in Western Europe stayed weak. In Asia, progress compared to a year previously was more restrained, partly due to the aforementioned stockpiling.

EARNINGS

First-quarter operating income was MSEK 162 (MSEK 152 excluding SCM's copper operation). Income before tax was MSEK 149 (144 excluding the copper operation).

High raw materials costs, particularly molybdenum, continued to adversely affect operating income in the first quarter. This because the surcharges applied since 2004 on iron powder are effective with a delay of about six months.

Other operating income and operating expenses amounted to MSEK 54 (43) including items such as earnings from forward contracts. Earnings from forward contracts were MSEK 39 (46). Disregarding these forward contracts, the stronger krona has exerted a negative impact of approximately MSEK 15 on operating income in 2005.

Income after tax was MSEK 106 (112), or SEK 3.10 (3.30) per share. The effective tax rate was 28.9% (28.7).

BUSINESS AREAS

Iron Powder

The Iron Powder business area's net sales increased by 15% to MSEK 806. Net sales were influenced adversely by currency effects, but positively by increased surcharges.

In the first quarter of the year, press powder volumes were in line with the previous year, while volumes for the whole business area grew by some 2%. Volume growth was highest in Eastern Europe and South America.

Operating income was MSEK 122 (119).

High-Alloy Metal Powder

High-Alloy Metal Powder's net sales amounted to MSEK 296 a year-on-year increase of 22% excluding SCM's copper operation, divested previously.

The volume in the first quarter decreased by 2% compared with the previous year. Turnover gains were mainly dependent on price compensation for higher costs of materials. As for Iron Powder, the stronger krona exerted a negative turnover effect.

Operating income was MSEK 40, against MSEK 33 for the first quarter of the previous year excluding SCM's copper operation.

PROFITABILITY

Return on capital employed was 16.1% (14.6), while return on equity was 18.7% (18.7). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

At the end of the period, the equity/assets ratio was 48%, against 46% at year-end 2004. Shareholders'

equity per share was SEK 74 against SEK 64 as of 1 January.

Consolidated financial net debt was MSEK 1 429, an increase of MSEK 93 since year-end. Net financial income and expenses were MSEK -13 (-9).

Cash flow from ongoing activities was MSEK -105 (8). Investments in fixed assets were MSEK 52 (67). The Swedish krona has depreciated since 1 January, implying MSEK 106 (-90) currency effects that do not affect liquidity.

HUMAN RESOURCES

Höganäs had 1 586 employees at the end of the period, against 1 577 as of 1 January 2005.

PARENT COMPANY

Parent company net sales were MSEK 594 (535), MSEK 263 of which to group companies. Income after financial items was MSEK 100 (95). Net investments in tangible fixed assets were MSEK 31 (39). Parent company liquid assets were MSEK 60 at the end of the period, compared to MSEK 18 as of 1 January 2005.

EFFECTS OF THE ADOPTION OF IFRS a.o.

Höganäs published information on the most significant effects of IFRS as early as its Financial Statement 2004, pursuant to the relevant Stockholm Stock Exchange recommendation (November 2004). This conversion increased the value of total assets by some MSEK 12, while shareholders' equity reduced by MSEK 7. The Income Statement for 2004 was subject to a positive influence of MSEK 14, mainly comprising the reversal of goodwill amortization. A disclosure of the effects of the adoption of IFRS was provided in the Annual Report for the financial year 2004.

The stipulations of IAS 39, which governs the accounting of financial instruments, have the biggest impact on Höganäs. The adoption of IFRS means all financial instruments being continuously valued at market price. IAS 39 will be adopted from 1 January 2005, and is exempt from the stipulation regarding the re-calculation of the comparative year. This disclosure increased the opening balance of shareholders' equity per 1 January 2005 by some MSEK 270.

CO_2 emission rights have been accounted as intangible assets, accounted at cost based on their first official quotation. Emissions in the period have been accounted as government grants based on the same valuation. Costs for the period are included in cost of goods sold, while the related income is accounted under other operating income. This means that there was no effect on the operating income. IFRIC (the IASB International Financial Reporting Interpretations Committee) made a statement stipulating that emission rights should be valued at market value, although this statement has yet to be adopted by the EU. The market value of this intangible asset was some MSEK 20 higher than book value as of the balance sheet date.

STOCK OPTION PLAN

A stock option plan was implemented in 2000, with the final exercise date of 31 May 2005. In the first quarter, 53 700 options were redeemed for shares, and as a result, shareholders' equity increased by MSEK 10.

OUTLOOK

The global economy's positive progress is expected to sustain in 2005. Höganäs expects the demand for its products to increase. In North America, Höganäs expects its market shares to keep increasing. Overall, Höganäs expects these factors to result in increased volumes. A potential increase in raw materials costs exerts an adverse impact on earnings, while stable or declining raw materials costs have a positive earnings impact. Höganäs is reiterating its previous forecast for 2005, of income before tax consistent with, or better than, 2004.



Claes Lindqvist
CEO and President

Höganäs, Sweden, 14 April 2005

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards), IAS 34.

This Interim Report has not been reviewed by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2005.

- *First half-year Interim Report, 14 July*
- *Nine-month Interim Report, 17 October*
- *The Annual General Meeting will be held on 11 May, in Höganäs, Sweden.*

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
Tel +46 (0)42 33 80 00 Fax +46 (0)42 33 83 60
www.hoganas.com

CONSOLIDATED INCOME STATEMENT

MSEK	Q1 2005	Q1 2004	Last 12 months	Year 2004
Net sales	1 095	1 042	4 215	4 162
Cost of goods sold	- 876	- 794	-3 266	-3 184
Gross profit	**219**	**248**	**949**	**978**
Selling expenses	- 45	- 50	- 197	- 202
Administrative expenses	- 40	- 44	- 175	- 179
R&D costs	- 26	- 31	- 109	- 114
Other operating income	60	45	190*	175
Other operating expenses	- 6	- 2	- 13	- 9
Operating income	**162**	**166**	**645**	**649**
Operating margin, %	14,8	15,9	15,3	15,6
Financial income	1	4	8	11
Financial expenses	- 14	- 13	- 47	- 46
Income after financial items	**149**	**157**	**606**	**614**
Tax	- 43	- 45	- 174	- 176
Minority share	0	0	0	0
Net income	**106**	**112**	**432**	**438**
Depreciation and write-downs for the period	**- 67**	**- 66**	**- 264**	**- 263**
Earnings per share, SEK	3,10	3,30	12,60	12,80
Average no. of shares after buy-backs ('000)	34 244	34 217	34 224	34 217
No. of shares after buy-backs at end of period ('000)	34 271	34 217	34 271	34 217

* whereof gain on sale of SCM Copper Business 23 MSEK

CONSOLIDATED BALANCE SHEET

MSEK	31 March 2005	31 March 2004	31 Dec 2004
Intangible fixed assets	207	254	179
Tangible fixed assets	2 549	2 758	2 514
Financial fixed assets	201	80	85
Inventories	1 140	903	1 074
Current receivables	1 089	902	828
Liquid funds/assets	130	111	74
Total assets	**5 316**	**5 008**	**4 754**
Shareholders´ equity	2 535	2 076	2 201
Minority share	1	1	1
Interest-bearing liabilities and provisions	1 559	1 833	1 410
Non-interest-bearing liabilities and provisions	1 221	1 098	1 142
Total liabilities and shareholders´ equity	**5 316**	**5 008**	**4 754**

CHANGES IN SHARHOLDERS´ EQUITY

MSEK	Q1 2005	Q1 2004	Year 2004
Opening balance	2 201	1 974	1 974
Effects of the change to IFRS opening balance 2004	-	- 21	- 21
Goodwill not amortized	-	4	14
Financial instruments	190	- -	
Change in provision for pensions IAS19/RR29	5	-	8
Redemption own shares	10	- -	
Dividends	-	-	- 171
Tax accounted directly to shareholders´ equity	-	7	- 10
Translation differences	23	4	- 17
Net income	106	108	424
Closing balance	**2 535**	**2 076**	**2 201**

NET SALES BY MAIN MARKET

MSEK	Q1 2005	Q1 2004	Last 12 months	Year 2004
Europe	422	380	1 587	1 545
America	329	328	1 275	1 274
Asia	335	326	1 315	1 306
Other	9	8	38	37
Total	**1 095**	**1 042**	**4 215**	**4 162**

CONSOLIDATED QUARTERLY DATA

MSEK	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
Net sales	1 095	1 052	977	1 091	1 042	937	895	935
Costs	- 866	- 836	- 774	- 853	- 810	- 723	- 717	- 723
Non-recurring items	0	3*	0	20*				9
Depreciation and amortisation	- 67	- 63	- 66	- 68	- 66	- 59	- 74	- 71
Operating income	162	156	137	190	166	155	104	150
Income before tax	149	149	129	179	157	150	95	138
Income after tax	106	105	93	128	112	97	63	101
Operating margin, %	14,8	14,8	14,0	17,4	15,9	16,5	11,6	16,0
Operating margin, % excl. non-recurring items	14,8	14,5	14,0	15,6	15,9	16,5	11,6	15,1

* gain on sale of SCM Copper Business

KEY INDICATORS

	Q1 2005	Q1 2004	Year 2004
Capital employed, MSEK	4 095	3 910	3 612
Return on capital employed*, %	16,1	14,6	17,8
RoCE excluding non-recurring items*, %	15,5	14,4	17,1
Shareholders´ equity, MSEK	2 535	2 076	2 201
Return on equity, %	18,7	18,7	21,0
RoE excluding non-recurring items, %	17,7	18,2	19,9
Shareholders´ equity per share, SEK	74,00	60,70	64,30
Equity/assets ratio, %	47,7	41,5	46,3
Financial net debt, MSEK	1 429	1 722	1 336
Dept/equity ratio, multiple	0,56	0,83	0,61
Interest coverage ratio, multiple	12,5	18,4	18,5
No of employees, end of period	1 586	1 593	1 577

* Last 12 months

CASH FLOW STATEMENT

MSEK	Q1 2005	Q1 2004	Year 2004
Cash flow before change in working capital	221	95	889
Change in working capital	- 326	- 87	- 384
Investment activities	- 52	- 67	16
Förändring långfristiga lån	198	91	- 349
Inlösen egna aktier	10	-	-
Dividends	-	-	- 171
Cash flow for the period	**51**	**32**	**1**
Liquid funds, opening balance	74	75	75
Exchange rate differences in liquid funds	5	4	- 2
Liquid funds, closing balance	**130**	**111**	**74**


NET SALES (MSEK)
Q1
1 200
900
600
300
0
2004
2005


OPERATING INCOME (MSEK)
Q1
200
150
100
50
0
2004
2005


EARNINGS PER SHARE (SEK)
Q1
4,00
3,00
2,00
1,00
0,00
2004
2005

REPORTING PER BUSINESS AREA

	Net sales		Operating income	
	Q1	Q1	Q1	Q1
MSEK	2005	2004	2005	2004
Iron Powder	806	698	122	119
High-Alloy Metal Powder	296	352	40	47
Gain on sale of	0	0	0	0
SCM Copper Business	0	0	0	0
Intra group adjustment	- 7	- 8	0	0
Total, group	**1 095**	**1 042**	**162**	**166**

BUSINESS AREA - IRON POWDER

	Q1 2005	Q1 2004	Last 12 months	Year 2004
Net sales, MSEK	806	698	3 062	2 954
Operating income, MSEK	122	119	474	471
Operating margin, %	15,1	17,0	15,5	15,9
Assets, MSEK	-	-	3 872	3 707
Liabilities, MSEK	-	-	555	544
Net investments, MSEK	47	60	242	255
Depreciation, MSEK	59	56	232	229

BUSINESS AREA - HIGH-ALLOY METAL POWDER

	Q1 2005	Q1 2004	Last 12 months	Helår 2004
Net sales, MSEK	296	352	1 180	1 236
Operating income, MSEK	40	47	148	155
Operating margin, %	13,5	13,4	12,5	12,5
Assets, MSEK	-	-	1 118	1 063
Liabilities, MSEK	-	-	164	163
Net investments, MSEK	5	7	- 273	- 271
Depreciation, MSEK	8	10	31	33

* excl. gain on sale of SCM Copper Business

COMPARATIVE INFORMATION REGARDING THE SALE OF THE SCM COPPER BUSINESS

The numbers for the sold business are taken from the internal operative system

CONSOLIDATED INCOME STATEMENT	Höganäs Group			SCM Copper			Höganäs Group excl. SCM Copper		
MSEK	Q1 2005	Q1 2004	Year 2004	Q1 2005	Q1 2004	Year 2004	Q1 2005	Q1 2004	Year 2004
Net sales	1 095	1 042	4 162		109	186	1 095	933	3 976
Cost of goods sold	- 876	- 794	-3 184		- 88	- 148	- 876	- 706	-3 036
Gross profit	**219**	**248**	**978**		**21**	**38**	**219**	**227**	**940**
Selling expenses	-45	-50	-202		-3	-6	-45	-47	-196
Administrative expenses	-40	-44	-179		-2	-3	-40	-42	-176
R&D costs	-26	-31	-114		-2	-3	-26	-29	-111
Other operating income	60	45	175*			23*	60	45	152
Other operating expenses	-6	-2	-9				-6	-2	-9
Operating income	**162**	**166**	**649**		**14**	**49**	**162**	**152**	**600**
Operating margin, %	14,8	15,9	15,6		12,8	14,0**	14,8	16,3	15,1
Financial income	1	4	11				1	4	11
Financial expenses	-14	-13	-46		-1	-2	-14	-12	-44
Income after financial items	**149**	**157**	**614**		**13**	**47**	**149**	**144**	**567**
Tax	-43	-45	-176		-5	-9	-43	-40	-167
Minotity share	0	0	0				0	0	0
Net income	**106**	**112**	**438**		**8**	**38**	**106**	**104**	**400**
Depreciation and write-downs for the period	-67	-66	-263		-2	-4	-67	-64	-259

* whereof gain on sale of SCM Copper Business 23 MSEK

** excl. gain on sale of SCM Copper Business

CONSOLIDATED BALANCE SHEET	Höganäs Group			SCM Copper			Höganäs Group excl. SCM Copper		
MSEK	31 March 2005	31 March 2004	31 Dec 2004	31 March 2005	31 March 2004	31 Dec 2004	31 March 2005	31 March 2004	31 Dec 2004
Intangible fixed assets	207	254	179		40		207	214	179
Tangible fixed assets	2 549	2 758	2 514		129		2 549	2 629	2 514
Financial fixed assets	201	80	85				201	80	85
Inventories	1 140	903	1 074		47		1 140	856	1 074
Current receivables	1 089	902	828		83		1 089	819	828
Liquid funds/assets	130	111	74				130	111	74
Total assets	**5 316**	**5 008**	**4 754**		**299**		**5 316**	**4 709**	**4 754**
Shareholders´ equity	2 535	2 076	2 201						
Minority share	1	1	1						
Interest-bearing liabilities and provisions	1 559	1 833	1 410						
Non-interest-bearing liabilities and provisions	1 221	1 098	1 142						
Total liabilities and shareholders´ equity	**5 316**	**5 008**	**4 754**						

CASH FLOW STATEMENT	Höganäs Group			SCM Copper			Höganäs Group excl. SCM Copper		
MSEK	Q1 2005	Q1 2004	Helår 2004	Q1 2005	Q1 2004	Year 2004	Q1 2005	Q1 2004	Year 2004
Cash flow before change in working capital	221	95	889		9	30	221	86	859
Change in working capital	- 326	- 87	- 384		- 20	- 41	- 326	- 67	- 343
Investment activities	- 52	- 67	16		- 1	298	- 52	- 66	- 282
Cash flow after investment activities	**- 157**	**- 59**	**521**		**- 12**	**287**	**- 157**	**- 47**	**234**
Financing activities	198	91	- 349						
Dividends	-	-	- 171						
Cash flow for the period	**41**	**32**	**1**						
Liquid funds, opening balance	74	75	75						
Exchange rate differences in liquid funds	5	4	- 2						
Liquid funds, closing balance	**120**	**111**	**74**						